UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHILLIPS-VAN HEUSEN CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
718592 10 8
(CUSIP Number)
Ryerson Symons, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Tommy Hilfiger Holding S.à.r.l.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[1]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
[1] Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Nova Liquidator Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[2]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
[2] Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Apax US VII, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[3]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
[3] Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Apax Europe VI-A, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[4]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
[4] Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Apax Europe VI-1, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[5]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
[5] Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Apax US VII GP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[6]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
6 Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Apax US VII GP, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[7]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
7 Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Apax Europe VI GP L.P. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[8]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
8 Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Apax Europe VI GP Co. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Gurensey

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[9]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
9 Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. Apax Partners Europe Managers Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[10]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
10 Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

CUSIP No.	718592 10 8

1.	NAMES OF REPORTING PERSONS. John F. Megrue

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,463,435

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10.	SHARED DISPOSITIVE POWER

5,463,435

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,463,435

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%[11]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
11 Based on 66,295,571 shares of Common Stock of the Issuer outstanding as of May 10, 2010, as provided by the Issuer.

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $1.00 par value per share (the “Common Stock”), of Phillips-Van Heusen Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Madison Avenue, New York, New York 10016.
Item 2. Identity and Background
     This Schedule 13D is being filed jointly on behalf of Tommy Hilfiger Holding S.à.r.l. (“THH Sarl”), Nova Liquidator Ltd (the “Liquidator”), Apax US VII, L.P. (the “Apax US Fund”), Apax Europe VI-A, L.P., Apax Europe VI-1, L.P. (together with Apax Europe VI-A, L.P., the “Apax Europe Funds”), Apax US VII GP, L.P., Apax US VII GP, Ltd. (together with Apax US VII GP, L.P., the “Apax US Fund GPs”), Apax Europe VI GP L.P. Inc., Apax Europe VI GP Co. Limited (together with Apax Europe VI GP L.P. Inc., the “Apax Europe Funds GPs”), Apax Partners Europe Managers Ltd and John F. Megrue (collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
     THH Sarl is a société à responsabilité limitée organized under the laws of Luxembourg, with its principal office address located at 41, Boulevard du Prince Henri, L-1724 Luxembourg. A majority of the interests of THH Sarl are held by Apax WW Nominees Ltd. and the Apax US Fund. Apax WW Nominees Ltd., an English limited company, holds approximately 60.18% of the interests in THH Sarl, directly or indirectly, as nominee for the Apax Europe Funds (each of which is an English limited partnership). The Apax US Fund, a Cayman Islands exempted limited partnership, holds approximately 19.64% of the interests in THH Sarl.
     Apax Europe VI GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of the Apax Europe Funds. Apax Europe VI GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VI GP L.P. Inc. Apax Partners Europe Managers Ltd, an English company, has been appointed by Apax Europe VI GP L.P. Inc. as discretionary investment manager of the investments of the Apax Europe Funds. The nature of the Apax Europe Funds business is to achieve long-term capital growth through the provision of risk capital. The Apax Europe Funds GPs and Apax Partners Europe Managers Ltd are responsible for the investments and general administration of the Apax Europe Funds. The registered office address of the Apax Europe Funds and the Apax Europe Funds GPs is Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ. The principal office address of Apax Partners Europe Managers Ltd is 33 Jermyn Street, London, SW1Y 6DN.
     Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. The nature of the Apax US Fund’s business is to achieve long-term capital growth through the provision of risk capital. The nature of the business of Apax US VII GP, Ltd. is to serve as the general partner of Apax US VII GP, L.P. The nature of the business of Apax US VII GP, L.P. is to serve as the general partner of the Apax US Fund. John F. Megrue, a citizen of the United States, owns 100% of the equity interests of Apax US VII GP, Ltd. Mr. Megrue’s principal occupation is to serve as the Chief Executive Officer of Apax Partners, L.P. The registered office address of the Apax US Fund and the Apax US Fund GPs is P.O. Box 908GT, George Town, Grand Cayman, KY1-9002, Cayman Islands. The principal office address of Mr. Megrue is 601 Lexington Avenue, 53rd Floor, New York, New York 10022.
     Following the closing of the Transaction (as defined in Item 3) pursuant to which THH Sarl acquired beneficial ownership of the shares of Common Stock reported on this Schedule 13D (such shares, the “THH Sarl Common Shares”), THH Sarl was placed into voluntary liquidation. The Liquidator, a limited company incorporated in the British Virgin Islands, is serving as the liquidator managing the voluntary liquidation of THH Sarl. The principal business of the Liquidator is to serve as the manager of the voluntary liquidation of THH Sarl and to realize the assets and liabilities of THH Sarl. The registered office of the Liquidator is 3rd floor, Geneva Place, Waterfront Drive, PO Box 3175 Road Town, Tortola, British Virgin Islands. The ultimate beneficial owner of the Liquidator is Alain Steichen, a citizen of Luxembourg. Alain Steichen is a partner at Bonn Schmitt Steichen, a legal firm whose principal office address is 22-24, rives de Clausen L-1265 Luxembourg.
     The THH Sarl Common Shares will be distributed to the holders of interests in THH Sarl pursuant to the voluntary liquidation in accordance with instructions from the Liquidator, which distribution is subject to, among other things, the execution of a joinder agreement to the Stockholders Agreement (as defined in Item 4) by the holders of interests in THH Sarl who are not already party thereto, the release of the THH Sarl Common Shares that are currently held in escrow pursuant to the arrangements described in Item 6 from such escrow, and the elimination of the restriction in the Purchase Agreement (as defined in Item 3) preventing THH Sarl from distributing the THH Sarl Common Shares to holders of its interests until the purchase price adjustment under the Purchase Agreement has been finally determined. Upon such distribution, the Apax Europe Funds would receive approximately 3,287,920 shares of Common Stock, and the Apax US Fund would receive approximately 1,073,182 shares of Common Stock, in each case, assuming no shares of Common Stock currently in escrow are required to be delivered to the Issuer in satisfaction of the purchase price adjustment or any specified indemnification obligations set forth in the Purchase Agreement. However, as a result of the relationships among the Apax US Fund, the Apax US Fund GPs, Mr. Megrue, the Apax Europe Funds, the Apax Europe Funds GPs and Apax Partners Europe Managers Ltd, such persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the THH Sarl Common Shares. Neither this filing nor anything contained herein shall be construed as an admission that all or any of such persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.
     The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons and certain other persons listed in this Item 2 is set forth on Schedule A.
     During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (including those listed in Schedule A) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons did not purchase any shares of Common Stock. On May 6, 2010 (the “Closing Date”), pursuant to a Purchase Agreement dated as of March 15, 2010 by and among Tommy Hilfiger Corporation, Tommy Hilfiger B.V. ( “Tommy Hilfiger”), THH Sarl, Stichting Administratiekantoor Elmira (the “Foundation”, together with THH Sarl, the “Sellers”), the Issuer, Prince 2 B.V. (together with the Issuer, “Buyers”) and, solely for the purpose of certain sections thereof, Asian and Western Classics B.V. (the “Purchase Agreement”), Buyers acquired all of the outstanding shares of Tommy Hilfiger and its subsidiaries in exchange for aggregate consideration to Sellers consisting of €1,493,567,084 in cash (the “Cash Consideration”) and €276 million in shares of the Issuer (the “Stock Consideration”) (the “Transaction”), which amount is net of cash distributed by Tommy Hilfiger prior to the closing of the Transaction and any amounts of indebtedness of the Tommy Hilfiger group companies paid by Buyers at the closing of the Transaction.
     Under the terms of the Purchase Agreement, the Stock Consideration was subject to a collar pursuant to which the number of shares of Common Stock that would be issued to the Sellers at the closing of the Transaction varied with a valuation between $39.37-$43.74 per share of Common Stock, as measured by the average closing price over the 20 trading days immediately preceding the Closing Date. On the Closing Date, the aggregate Stock Consideration consisted of 8,223,841 shares of Common Stock. Pursuant to the terms of the Purchase Agreement, THH Sarl received Stock Consideration totaling 5,463,435 shares of Common Stock.
     Portions of the Cash Consideration and Stock Consideration, including 5,395,894 shares of the Stock Consideration received by THH Sarl, were placed into escrow on the Closing Date in order to fund certain potential purchase price adjustments and specified indemnification obligations of the Sellers. Upon the termination of the escrow, Sellers shall receive the portions of Cash Consideration and Stock Consideration placed into escrow less the amounts used to satisfy the purchase price adjustment or indemnification obligations, if necessary, as further described in Item 6 of this Schedule 13D.
     References to the Purchase Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, included as Exhibit 2, which is incorporated herein by reference.

Item 4. Purpose of Transaction
     The information set forth or incorporated by reference in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.
Board Representation
     Pursuant to the Purchase Agreement, the Issuer, THH Sarl, the Foundation, the Apax Europe Funds, the Apax US Fund and certain other investors entered into a stockholders agreement (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, for so long as the Apax Europe Funds, the Apax US Fund and their affiliates (together, the “Apax Entities”) beneficially own at least a number of shares of Common Stock equal to the greater of (i) 50% of the shares of Common Stock beneficially owned by the Apax Entities as of the Closing Date and (ii) 4% of the then issued and outstanding shares of Common Stock, and subject to certain other requirements and limitations, Apax Europe VI-A, L.P. is entitled to designate one individual (the “Apax Nominee”) to serve as a member of the Issuer’s Board of Directors (the “Board”) and as a member of the Nominating & Governance Committee of the Board, and such designee is entitled to be included in the Issuer’s slate of nominees for re-election as a director at each of the Issuer’s annual or special meetings of stockholders at which the seat held by such designee is subject to election (the “Apax Board Nomination Right”).
     Pursuant to the Apax Board Nomination Right, on April 29, 2010, the Board elected Christian Stahl, a partner of Apax Partners, L.P., an affiliate of Apax Europe VI-A, L.P., to the Board and appointed him as a member of the Nominating & Governance Committee of the Board effective May 6, 2010, immediately following the closing of the Transaction.
     THH Sarl acquired the Common Stock reported in this Schedule 13D pursuant to the Purchase Agreement. The Reporting Persons, subject to the terms of the Purchase Agreement and Stockholders Agreement, intend to review their investment in the Issuer on a continuing basis. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     The information set forth in the cover pages of this Schedule 13D and Item 2 is incorporated herein by reference.
(a) and (b).
     As a result of the consummation of the Transaction, THH Sarl may be deemed to beneficially own 5,463,435 shares of Common Stock, which amount constitutes approximately 8.24% of the outstanding Common Stock, based on 66,295,571 shares of Common Stock outstanding as of May 10, 2010. Each of the Apax US Fund, the Apax US Fund GPs, Mr. Megrue, the Apax Europe Funds, the Apax Europe Funds GPs and Apax Partners Europe Managers Ltd, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such shares of Common Stock. In addition, the Liquidator, as a result of its ability to instruct the voting or disposition of such shares of Common Stock held by THH Sarl in its role as liquidator managing the voluntary liquidation of THH Sarl, as described in Item 2, may be deemed to have or share beneficial ownership of such shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such persons, other than THH Sarl, that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c).
     Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the Common Stock have been effected during the past 60 days by any person named in Item 5(a).

(d).
     To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e).
     Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.
The Purchase Agreement
     Pursuant to the Purchase Agreement, the Sellers are restricted from distributing the Stock Consideration to any other person until the final adjustment of the purchase price has been determined. In the event that the amount of the purchase price adjustment exceeds the amount placed into escrow, as further described below, Sellers would be required to return Common Stock to the Issuer to satisfy such excess.
Escrow Arrangement
     Pursuant to the Purchase Agreement, a portion of the Cash Consideration and Stock Consideration paid by Buyers, including 5,395,894 of the shares of Common Stock reported by THH Sarl on this Schedule 13D, have been placed into escrow with JPMorgan Chase Bank, NA as escrow agent, in order to fund, if necessary, certain potential purchase price adjustments and specified indemnification obligations of Sellers set forth in the Purchase Agreement. Of such shares of Common Stock in escrow, a portion is allocable to an account that would be used to satisfy any purchase price adjustments (the “Purchase Price Escrow Shares”), and a portion is allocable to an account that would be used to satisfy any indemnification amounts (the “Indemnification Escrow Shares”).
     To the extent that it is finally determined, based on the procedures set forth in the Purchase Agreement, that the purchase price paid at closing of the Transaction was in excess of amounts required to be paid pursuant to the Purchase Agreement (such amount, the “Adjustment Amount”), the amounts in escrow will be used to satisfy the Adjustment Amount. The Adjustment Amount will first be paid with the Cash Consideration placed into escrow (the “Escrow Cash”). To the extent that such Escrow Cash is insufficient to satisfy the Adjustment Amount, the Purchase Price Escrow Shares would then be used to satisfy the remaining Adjustment Amount and a corresponding amount of Purchase Price Escrow Shares would be released from escrow and transferred to the Issuer with the remainder, if any, released to Sellers. If both the Escrow Cash and Purchase Price Escrow Shares are insufficient to satisfy the Adjustment Amount, the remaining Adjustment Amount will be satisfied through the return of the appropriate amount of the Stock Consideration received by Sellers (that was not placed into escrow as of the closing of the Transaction). Should it be determined that no purchase price adjustment is required pursuant to the procedures set forth in the Purchase Agreement, the Escrow Cash and the Purchase Price Escrow Shares will be released to Sellers in accordance with the terms of the escrow agreement and the Purchase Agreement.
     To the extent that indemnification is required pursuant to the terms of the Purchase Agreement, such indemnification shall be paid by transferring the appropriate amount of Indemnification Escrow Shares to the Issuer with the remainder, if any, released to the Sellers.
The Stockholders Agreement
     On the Closing Date, the Issuer, THH Sarl, the Foundation, the Apax Europe Funds, the Apax US Fund and certain other investors entered into the Stockholders Agreement. The following discussion provides a brief description of certain relevant provisions of the Stockholders Agreement and does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement included as Exhibit 3, which is incorporated herein by reference.
     Board Representation
     As further described in Item 3 above, pursuant to the Stockholders Agreement, for so long as the Apax Entities beneficially own at least a number of shares of Common Stock equal to the greater of (i) 50% of the shares of Common Stock beneficially owned by the Apax Entities as of the Closing Date and (ii) 4% of the then issued and outstanding shares of Common Stock, and subject to certain other requirements and limitations, Apax Europe VI-A, L.P. is entitled to designate the Apax Nominee to serve as a member of the Board and as a member of the Nominating & Governance Committee of the Board, and such designee is entitled to be included in the Issuer’s slate of nominees for re-election as a director at each of the Issuer’s annual or special meetings of stockholders at which the seat held by such designee is subject to election.
     Standstill
     Pursuant to the Stockholders Agreement, the Apax Entities are subject to customary standstill restrictions limiting or prohibiting, among other things, (i) acquiring (other than goods and services in the ordinary course) any assets, businesses or additional securities of the Issuer or any of its subsidiaries, (ii) making or proposing a merger or change of control transaction, (iii) soliciting proxies or consents relating to the election of directors with respect to the Issuer (other than with respect to the Apax Board Nomination Right) or (iv) supporting any other person or group seeking to engage in any of the foregoing. The standstill period runs until the earlier of (a) the termination of the Stockholders Agreement pursuant to its terms, (b) a change of control of the Issuer or (c) three months after (i) the Apax Entities irrevocably waive the Apax Board Nomination Right, (ii) the Apax Board Nomination Right terminates (as described in the immediately preceding paragraph) or (iii) the resignation, removal or death of the Apax Nominee, if no replacement has filled such vacancy after the Apax Entities have proposed two different replacement designees, both of whom have been rejected by the Issuer.
     Restriction Period
     For a period of nine months following the Closing Date, subject to limited exceptions, the Reporting Persons will be prohibited from offering, selling, pledging or otherwise transferring or disposing of, whether by option or contract or otherwise, or hedging against, the shares of Common Stock received in the Transaction. After the nine-month anniversary of the Closing Date, the Reporting Persons will be permitted to transfer 50% of their shares of Common Stock received in the Transaction, with the remaining portion available for transfer following the 15-month anniversary of the Closing Date (each such period, a “Restriction Period”).
     Information Rights
     Apax Europe VI-A, L.P. and the Apax US Fund have the right to receive certain information regarding the Issuer, subject to confidentiality restrictions. Such information rights do not apply to Apax Europe VI-A, L.P. and the Apax US Fund during the period in which they have a contractual right to appoint a member of the Board.
     Pre-Emptive Rights
     A Reporting Person (i) who owns at least 4% of the Common Stock then issued and outstanding and (ii) whose beneficial ownership of Common Stock has not been reduced to less than 50% of the Common Stock beneficially owned by such Reporting Person as of the Closing Date, shall be provided with certain pre-emptive rights with respect to future issuances for cash by the Issuer of Common Stock, or securities convertible into, exercisable or exchangeable for Common Stock (“Pre-Emptive Rights”).
     Registration Rights
     No later than 90 days following the end of the applicable Restriction Period, the Issuer is obligated to prepare and file with the Securities and Exchange Commission a registration statement providing for the registration and resale of Common Stock acquired pursuant to the Transaction or any other securities issued as a dividend or other distribution with respect to, or in exchange for such Common Stock, including issuances pursuant to the exercise of any Pre-Emptive Rights. The Issuer has the right to suspend such registration statement in certain circumstances.
     The foregoing summaries of the Purchase Agreement and Stockholders Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Stockholders Agreement, which are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 — Joint Filing Agreement
Exhibit 2 — Purchase Agreement, dated as of March 15, 2010, by and among Tommy Hilfiger Corporation, Tommy Hilfiger B.V., Tommy Hilfiger Holding S.á.r.l., Stichting Administratiekantoor Elmira, Phillips-Van Heusen Corporation, Prince 2 B.V. and, solely for the purpose of certain sections thereof, Asian and Western Classics B.V.
Exhibit 3 — Stockholders Agreement, dated as of May 6, 2010, by and among Phillips-Van Heusen Corporation, Tommy Hilfiger Holding S.a.r.l., Stichting Administrekantoor Elmira, Apax Europe VI-A, L.P., Apax Europe VI-1, L.P., Apax US VII, L.P. and each of the other signatories thereto.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: May 17, 2010

TOMMY HILFIGER HOLDING S.À.R.L.
By:	/s/ Frank Ehmer
Name:
Title:

By:	/s/ Michael Phillips
Name:
Title:

NOVA LIQUIDATOR LTD
By:	/s/ Jean Steffen
Name:
Title:

APAX WW NOMINEES LTD., AS NOMINEE FOR APAX EUROPE VI — A, L.P. AND APAX EUROPE VI — 1, L.P. FOR AND ON BEHALF OF APAX PARTNERS EUROPE MANAGERS LTD, AS MANAGER OF APAX EUROPE VI — A, L.P.
By:	/s/ Peter Englander
Name:
Title:

By:	/s/ Paul Fitzsimons
Name:
Title:

FOR AND ON BEHALF OF APAX PARTNERS EUROPE MANAGERS LTD, AS MANAGER OF APAX EUROPE VI — 1, L.P.
By:	/s/ Peter Englander
Name:
Title:

By:	/s/ Paul Fitzsimons
Name:
Title:

APAX EUROPE VI GP L.P. INC.
By:	APAX EUROPE VI GP CO. LIMITED, its general partner

By:	/s/ A W Guille
Name:
Title:

APAX EUROPE VI GP CO. LIMITED
By:	/s/ A W Guille
Name:
Title:

APAX PARTNERS EUROPE MANAGERS LTD
By:	/s/ Peter Englander
Name:
Title:

By:	/s/ Paul Fitzsimons
Name:
Title:

APAX US VII, L.P.
By:	APAX US VII GP, L.P., its general partner

By:	APAX US VII GP, LTD., its general partner

By:	/s/ Christian Stahl
Name:
Title:

APAX US VII GP, L.P.
By:	APAX US VII GP, LTD., its general partner

By:	/s/ Christian Stahl
Name:
Title:

APAX US VII GP, LTD.
By:	/s/ Christian Stahl
Name:
Title:

JOHN F. MEGRUE
By:	/s/ John F. Megrue

Schedule A

Name	Present Principal Occupation or Employment and Business Address
Martin Halusa	Partner of Apax Partners LLP
Director of Apax Partners Europe	33 Jermyn Street
Managers Ltd	London SWIY 6DN
(Austrian citizen)

Ian Jones	Partner of Apax Partners LLP
Director of Apax Partners Europe	33 Jermyn Street
Managers Ltd	London SWIY 6DN
(British citizen)

Stephen Grabiner	Partner of Apax Partners LLP
Director of Apax Partners Europe	33 Jermyn Street
Managers Ltd	London SWIY 6DN
(British citizen)

Paul Fitzsimons	Partner of Apax Partners LLP
Director of Apax Partners Europe	33 Jermyn Street
Managers Ltd	London SWIY 6DN
(Irish citizen)

John F. Megrue	Chief Executive Officer of Apax Partners, L.P.
Director of Apax US VII GP, Ltd.	601 Lexington Avenue, 53rd Floor
(United States Citizen)	New York, NY 10022

Nico Hansen	Partner of Apax Partners, L.P.
Vice President of Apax US VII	601 Lexington Avenue, 53rd Floor
GP, Ltd.	New York, NY 10022
(German Citizen)

Robert Marsden	Chief Financial Officer of Apax Partners, L.P.
Chief Financial Officer of Apax	601 Lexington Avenue, 53rd Floor
US VII GP, Ltd.	New York, NY 10022
(United States Citizen)

Christian Stahl	Partner of Apax Partners, L.P.
Vice President of Apax US VII	601 Lexington Avenue, 53rd Floor
GP, Ltd.	New York, NY 10022
(German Citizen)